UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 24, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

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Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

3Q17 Results

3Q17 Results Leverage reduction to 3.24x in R$ and 3.28x in US$ Production cash cost of R$610/t Output of the new Horizonte II line 53% higher than estimated 2Q17 3Q16 9M 16 (LTM) Pulp Production 000 t 1,449 1,330 1,311 9% 11% 3,983 3,802 5% 5,203 Adjusted EBITDA(1) R$ million 1,256 1,071 758 17% 66% 2,971 2,937 1% 3,775 Net Financial Result(3) R$ million 456 (789) (203) - - (2) 1,814 - (199) Dividends paid R$ million 0 395 (0) - - 395 (304) -230% 397 ROIC % 6.3% 4.0% 10.4% 2 p.p. -4 p.p. 6.3% 10.4% -4 p.p. 6.3% Gross Debt (R$) R$ million 19,051 18,788 14,192 1% 34% 19,051 14,192 34% 19,051 Net Debt (R$) R$ million 12,238 12,604 10,620 -3% 15% 12,238 10,620 15% 12,238 Net Debt/EBITDA LTM x 3.24 3.85 2.33 -0.61 x 0.91 x 3.24 2.33 0.91 x 3.24 (1) Adjusted by non-recurring and non-cash items | (2) Calculation excludes pulp sales f rom agreement w ith Klabin (3) Includes interest expenses, revenues f rom f inancial investments, mark-to-market of hedging instruments, monetary and exchange variation and others | (4) Bef ore dividend payment, expansion and logistics capex 5) Includes the hedge f air value | (6) For covenants purposes 3Q17 Highlights Pulp production of 1,449 thousand tons, 9% and 11% more than in 2Q17 and 3Q16, respectively. LTM production of 5,203 thousand tons. Pulp sales, including pulp from the Klabin agreement, totaled 1,475 thousand tons, 4% down from 2Q17 and 2% up on 3Q16. LTM s ales of 5,900 thousand tons. Net revenue of R$2,844 million (2Q17: R$2,775 million | 3Q16: R$2,300 million). LTM net revenue of R$10,226 million (including pulp sales from the Klabin agreement). Average net price of R$1,950/t in the domestic market and R$1,613/t in the export market. Cash cost of R$610/t, 8% and 4% less than in 2Q17 and 3Q16, respectively. Third-quarter adjusted EBITDA totaled R$1,256 million, 17% and 66% more than in 2Q17 and 3Q16, respectively. LTM adjusted EBITDA of R$3,775 million. EBITDA margin of 49% in 3Q17, excluding pulp sales from the agreement with Klabin. EBITDA/t, excluding sales from the Klabin agreement, of R$947/t (US$299/t) in the quarter, 18% and 59% up on 2Q17 and 3Q16, respectively. Free cash flow before expansion capex, logistics projects and dividends of R$549 million, 112% and 37% higher than in 2Q17 and 3Q16, respectively. LTM free cash flow totaled R$1,576 million. Free cash flow yield of 6,7% in R$ and 6,6% in US$. Net income of R$743 million (2Q17: R$(259) million | 3Q16: R$32 million). 9M17 net income stood at R$813 million. Gross debt in dollars of US$6,013 million, 6% and 38% more than in 2Q17 and 3Q16, respectively. Net debt in dollars of US$3,863 million, 1% and 18% more than in 2Q17 and 3Q16, respectively. Cash position of R$6,813 million or US$2,151 million, including the fair value of derivate instruments. Net debt/EBITDA ratio of 3.28x in dollars (June/17: 3.75x | Sept/16: 2.64x) and 3.24x in reais (June/17: 3.85x | Sept/16: 2.33x), below the financial policy limit. Total cost of debt in dollars, including the full swap of real-denominated debt, of 3.5% p.a. (2Q17: 3.7% p.a. | 3Q16: 3.3% p.a.). Average debt maturity of 54 months (2Q17: 55 months | 3Q16: 49 months). Start-up of the new Horizonte 2 pulp production line on August 23, with an output of 124 thousand tons in 3Q17. Fibria was selected to be part of the 2017/2018 portfolio of the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets) of the New York Stock Exchange. Conclusion of funding backed by export credit notes issued by the Company through the public distribution of Agribusiness Receivables Certificates (ARC) totaling R$941 million. Roberto Costa The operating and financial information of Fibria Celulose S.A. for the third quarter of 2017 (3Q17) presented in this document is based on consolidated figures and expressed in reais, is unaudited and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions. Investor Relations Guilherme Cavalcanti Camila Nogueira Camila Prieto Raimundo Guimarães ir@fibria.com.br | +55 (11) 2138-4565 2 Conference Call: October 24, 2017 English (simultaneous translation into Portuguese): 12:00 p.m. (Brasília) Participants in Brazil: +55 11 2188-0155 | Other participants: +1-646-843-6054 Webcast: www.fibria.com.br/ir Market Cap – September 30, 2017: R$23.7 billion | US$7.5 billion(1) FIBR3: R$42.85 FBR: US$13.53 Total shares (common shares): 553,934,646 shares (1) Market cap in R$ converted by the Ptax Net Debt/EBITDA LTM (US$)(6) x 3.28 3.75 2.64 -0.47 x 0.64 x 3.28 2.64 0.64 x 3.28 Net Debt (US$) US$ million 3,863 3,810 3,272 1% 18% 3,863 3,272 18% 3,863 Cash(5) R$ million 6,813 6,184 3,572 10% 91% 6,813 3,572 91% 6,813 Gross Debt (US$) US$ million 6,013 5,679 4,372 6% 38% 6,013 4,372 38% 6,013 ROE % 7.5% 3.5% 16.1% 4 p.p. -9 p.p. 7.5% 16.1% -8 p.p. 7.5% Net Income (Loss) R$ million 743 (259) 32 - - 813 1,755 - 722 Free Cash Flow (4) R$ million 549 259 402 112% 37% 1,234 1,549 -20% 1,576 EBITDA margin pro-forma (2)% 49% 45% 37% 4 p.p. 12 p.p. 43% 41% 1 p.p. 42% Pulp Sales 000 t 1,475 1,534 1,442 -4% 2% 4,316 3,920 10% 5,900 Net Revenues R$ million 2,844 2,775 2,300 2% 24% 7,693 7,081 9% 10,226 Key Figures Unit 3Q17 2Q17 3Q16 3Q17 vs 3Q17 vs 9M17 9M16 9M 17 vs Last 12 months

3Q17 Results

Leverage reduction to 3.24x in R$ and 3.28x in US$
Production cash cost of R$610/t
Output of the new Horizonte II line 53% higher than estimated

Key Figures	Unit	3Q17	2Q17	3Q16	3Q17 vs 2Q17	3Q17 vs 3Q16	9M17	9M16	9M17 vs 9M16	Last 12 months (LTM)
Pulp Production	000 t	1,449	1,330	1,311	9%	11%	3,983	3,802	5%	5,203
Pulp Sales	000 t	1,475	1,534	1,442	-4%	2%	4,316	3,920	10%	5,900
Net Revenues	R$ million	2,844	2,775	2,300	2%	24%	7,693	7,081	9%	10,226
Adjusted EBITDA[1]	R$ million	1,256	1,071	758	17%	66%	2,971	2,937	1%	3,775
EBITDA margin pro-forma[2]	%	49%	45%	37%	4 p.p.	12 p.p.	43%	41%	1 p.p.	42%
Net Financial Result[3]	R$ million	456	(789)	(203)	-	-	(2)	1,814	-	(199)
Net Income (Loss)	R$ million	743	(259)	32	-	-	813	1,755	-	722
Free Cash Flow[4]	R$ million	549	259	402	112%	37%	1,234	1,549	-20%	1,576
Dividends paid	R$ million	0	395	(0)	-	-	395	(304)	-230%	397
ROE	%	7.5%	3.5%	16.1%	4 p.p.	-9 p.p.	7.5%	16.1%	-8 p.p.	7.5%
ROIC	%	6.3%	4.0%	10.4%	2 p.p.	-4 p.p.	6.3%	10.4%	-4 p.p.	6.3%
Gross Debt (US$)	US$ million	6,013	5,679	4,372	6%	38%	6,013	4,372	38%	6,013
Gross Debt (R$)	R$ million	19,051	18,788	14,192	1%	34%	19,051	14,192	34%	19,051
Cash[5]	R$ million	6,813	6,184	3,572	10%	91%	6,813	3,572	91%	6,813
Net Debt (R$)	R$ million	12,238	12,604	10,620	-3%	15%	12,238	10,620	15%	12,238
Net Debt (US$)	US$ million	3,863	3,810	3,272	1%	18%	3,863	3,272	18%	3,863
Net Debt/EBITDA LTM	x	3.24	3.85	2.33	-0.61 x	0.91 x	3.24	2.33	0.91 x	3.24
Net Debt/EBITDA LTM (US$)[6]	x	3.28	3.75	2.64	-0.47 x	0.64 x	3.28	2.64	0.64 x	3.28

(1) Adjusted by non-recurring and non-cash items | (2) Calculation excludes pulp sales from agreement with Klabin

(3) Includes interest expenses, revenues from financial investments, mark-to-market of hedging instruments, monetary and exchange variation and others | (4) Before dividend payment, expansion and logistics capex

5) Includes the hedge fair value | (6) For covenants purposes

3Q17 Highlights

- Pulp production of 1,449 thousand tons, 9% and 11% more than in 2Q17 and 3Q16, respectively. LTM production of 5,203 thousand tons.
- Pulp sales, including pulp from the Klabin agreement, totaled 1,475 thousand tons, 4% down from 2Q17 and 2% up on 3Q16. LTM sales of 5,900 thousand tons.
- Net revenue of R$2,844 million (2Q17: R$2,775 million | 3Q16: R$2,300 million). LTM net revenue of R$10,226 million (including pulp sales from the Klabin agreement). Average net price of R$1,950/t in the domestic market and R$1,613/t in the export market.
- Cash cost of R$610/t, 8% and 4% less than in 2Q17 and 3Q16, respectively.
- Third-quarter adjusted EBITDA totaled R$1,256 million, 17% and 66% more than in 2Q17 and 3Q16, respectively. LTM adjusted EBITDA of R$3,775 million. EBITDA margin of 49% in 3Q17, excluding pulp sales from the agreement with Klabin.
- EBITDA/t, excluding sales from the Klabin agreement, of R$947/t (US$299/t) in the quarter, 18% and 59% up on 2Q17 and 3Q16, respectively.
- Free cash flow before expansion capex, logistics projects and dividends of R$549 million, 112% and 37% higher than in 2Q17 and 3Q16, respectively. LTM free cash flow totaled R$1,576 million. Free cash flow yield of 6,7% in R$ and 6,6% in US$.
- Net income of R$743 million (2Q17: R$(259) million | 3Q16: R$32 million). 9M17 net income stood at R$813 million.
- Gross debt in dollars of US$6,013 million, 6% and 38% more than in 2Q17 and 3Q16, respectively.
- Net debt in dollars of US$3,863 million, 1% and 18% more than in 2Q17 and 3Q16, respectively. Cash position of R$6,813 million or US$2,151 million, including the fair value of derivate instruments.
- Net debt/EBITDA ratio of 3.28x in dollars (June/17: 3.75x | Sept/16: 2.64x) and 3.24x in reais (June/17: 3.85x | Sept/16: 2.33x), below the financial policy limit.
- Total cost of debt in dollars, including the full swap of real-denominated debt, of 3.5% p.a. (2Q17: 3.7% p.a. | 3Q16: 3.3% p.a.).
- Average debt maturity of 54 months (2Q17: 55 months | 3Q16: 49 months).
- Start-up of the new Horizonte 2 pulp production line on August 23, with an output of 124 thousand tons in 3Q17.
- Fibria was selected to be part of the 2017/2018 portfolio of the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets) of the New York Stock Exchange.
- Conclusion of funding backed by export credit notes issued by the Company through the public distribution of Agribusiness Receivables Certificates (ARC) totaling R$941 million.

Market Cap – September 30, 2017:

R$23.7 billion | US$7.5 billion[1]

FIBR3: R$42.85

FBR: US$13.53

Total shares (common shares): 553,934,646 shares

(1) Market cap in R$ converted by the Ptax

Conference Call: October 24, 2017

English (simultaneous translation into Portuguese): 12:00 p.m. (Brasília)

Participants in Brazil: +55 11 2188-0155 | Other participants: +1-646-843-6054

Webcast: www.fibria.com.br/ir

Investor Relations

Guilherme Cavalcanti
Camila Nogueira
Roberto Costa
Camila Prieto
Raimundo Guimarães
ir@fibria.com.br | +55 (11) 2138-4565

The operating and financial information of Fibria Celulose S.A. for the third quarter of 2017 (3Q17) presented in this document is based on consolidated figures and expressed in reais, is unaudited and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions.

3Q17 Results Executive Summary The PPPC’s Global 100 Report for August shows a 4.3% (+906 kt) increase led by Asia in total hardwood pulp shipments in the first nine months of the year compared with the same period in 2016. Fibria’s sales reached 1,475 thousand tons. Strong demand combined with unexpected downtimes and conversions, which totaled 450 thousand tons in the quarter, enabled the full implementation of the price increase announced for Europe and North America for July 1 and allowed the announcement of another two consecutive price increases, both of US$30/t, for all the markets, valid as of September 1 and October 1. The PIX/FOEX BHKP Europe price closed 3Q17 at US$890, after climbing US$58 during the quarter. The PIX/FOEX Net China ended September at US$684, moving up US$54. The favorable price scenario was the main driver of the 17% quarter-on-quarter upturn in adjusted EBITDA and the 49% margin, excluding sales from the Klabin agreement. The quarter was also marked by the quarter-on-quarter decline in the production cash cost, leverage reduction to 3.28x in dollars and the startup of the new Horizonte 2 pulp line. On August 23, Fibria announced to its shareholders and the market in general the beginning of operations at its new bleached eucalyptus pulp production line under the Horizonte 2 Project, in the city of Três Lagoas, Mato Grosso do Sul, as wood chips began to be sent to the digester on that date. On August 26, this line produced the first bleached eucalyptus pulp bale, successfully completing the production cycle. The pulp produced there has FSC® - Forest Stewardship Council and Cerflor/PEFC certifications. The learning curve until September 30 was steeper than expected, with an output of 124 thousand tons, 53% higher than expected. On September 26, Fibria announced to its shareholders and the market in general that it has filed with the Brazilian Securities and Exchange Commission the announcement of closure of the Company’s capital market funding operation through the public distribution of Agribusiness Receivables Certificates (CRAs) of the 9th and 10th series of the 1st issue of RB Capital Companhia de Securitização, totaling R$941 million, backed by export credit notes issued by the Company, whose credit occurred on September 22. In 3Q17, pulp production totaled 1,449 thousand tons, 9% up on 2Q17, primarily due to the startup of the new Horizonte 2 line, with an output of 124 thousand tons. Compared to 3Q16, the 11% increase was primarily due to the beginning of operations at Horizonte 2 and the fact that this quarter there was no impact related to the scheduled maintenance downtime at Veracel. Sales volume totaled 1,475 thousand tons, 4% lower than in 2Q17. In the year-on-year comparison, volume climbed 2%. Sales volume resulting from the agreement with Klabin totaled 148 thousand tons in 3Q17 (2Q17: 202 thousand tons). Pulp inventories closed the quarter at 1,069 thousand tons, equivalent to 51 days. The production cash cost was R$610/t in 3Q17, 8% less than in 2Q17, mainly as a result of lower wood costs and the higher utilities result (electricity sale), among other less impactful factors. The 4% year-on-year decline was mostly due to the increased utilities result and the fact that there were no scheduled maintenance downtimes in the quarter. Excluding the impact of the scheduled downtimes in 3Q16, the production cash cost fell 2% (for more details, please see page 7). Adjusted EBITDA totaled R$1,256 million in 3Q17, 17% more than in 2Q17, primarily thanks to the higher average net price in dollars and the decline in the cash COGS. The EBITDA margin stood at 49% excluding the sale of pulp from Klabin and 44% including this effect. Compared to 3Q16, adjusted EBITDA grew 66%, mostly due to the 24% increase in the average net price in dollars. Free cash flow before expansion capex, logistics projects and dividends to R$549 million in 3Q17, 112% and 37% more than in 2Q17 and 3Q16, respectively, due to higher EBITDA and lower disbursements with interest payments. 4

3Q17 Results The 3Q17 financial result was positive by R$456 million, versus a negative R$789 million in 2Q17 and a negative R$203 million in 3Q16. The variation from 2Q17 and 3Q16 was mostly due to the exchange rate effect on the debt position and the hedge result. Gross debt in dollars came to US$6,013 million, 6% and 38% more than in 2Q17 and 3Q16, respectively, due to new funding operations that took place in the period, H2 funding, bond 2027 and ARCs. Fibria closed the quarter with a cash position of US$2,151 million, including the mark-to-market of derivatives. Net debt in dollars came to US$3,863 million, 1% and 18% more than in 2Q17 and 3Q16, respectively. The net debt/EBITDA ratio closed 3Q17 at 3.28x in dollars and 3.24x in reais, below the financial policy limit. As a result of all the above, Fibria reported 3Q17 net income of R$743 million, versus a loss of R$259 million in 2Q17 and net income of R$32 million in 3Q16. In the year-to-date comparison, the Company recorded net income of R$813 million in 9M17, versus R$1,755 million in 9M16. Pulp Market The market fundamentals remained favorable for pulp producers throughout 3Q17. The traditional seasonal decline during the Northern hemisphere vacation period did not occur this year, as many paper producers, especially in Europe, decided to continue operating at full capacity in order to serve the thriving market. We also saw this behavior in Asia, especially as of the first half of August. Unexpected downtimes due to operational problems during the quarter exceeded initial estimates, preventing around 450 thousand tons of pulp from reaching the market between July and September. The combination of strong demand and reduced supply resulted in limited availability of pulp in the market for spot trading. This scenario enabled the full implementation of the price increase announced for Europe and North America for July 1 and allowed the announcement of another two consecutive price increases, both of US$30/t, for all the markets, valid as of September 1 and October 1. According to the PPPC’s Global 100 report, demand for hardwood pulp rose 4.3% between January and August (+906 thousand tons) compared to the same period last year. China led this growth, with an 11.7% increase in demand in 3Q17 (+805 thousand tons). As mentioned in the previous earnings release, the weak performance in Europe and North America shown by the statistics only reflects the unavailability of pulp as producers prioritized meeting strong Asian demand rather than sluggish demand in these regions. BHKP and BEKP – 8M17 vs. 8M16 11.7% 10.6% +373 3.5% -55kt -25kt North America -89kt Global Europe China Others BHKP BEKP Source: PPPC Global 100 5 4.3% 3.8% 3.7% +906 +47 kt +571 kt kt +805 4.0% +206 +215 kt -1.2%-1.5% -1.1% kt kt kt

3Q17 Results In the coming months, low pulp availability should continue being one of the factors causing an imbalance in market fundamentals despite the satisfactory ramp up of the new Horizonte 2 line. At the end of 2Q17, it was expected that scheduled and unscheduled production stoppages would prevent around 500 thousand tons of pulp from reaching the market during the second half of 2017. This reduction is now expected to reach around 800 thousand tons. In the last quarter of the year, demand is usually very high and there are no signs that this year will be any different. Production and Sales 2Q17 3Q16 9M 16 months Dom es tic Market Pulp 166 171 149 -3% 12% 478 406 18% 623 In 3Q17, pulp production totaled 1,449 thousand tons, 9% up on 2Q17, primarily due to the startup of the new Horizonte 2 line, with an output of 124 thousand tons in the period. Compared to 3Q16, the 11% increase was primarily due to the beginning of operations at Horizonte 2 and the absence of scheduled maintenance downtimes (3Q16: Veracel unit). Pulp inventories closed the quarter at 51 days (2Q17: 52 days | 3Q16: 57 days) and volume 1,069 thousand tons. The extension in the period between inspections of boilers and pressure vessels from 12 to 15 months will reduce costs and increase output in the long term. There are no planned downtimes for the Aracruz A, Aracruz B and Três Lagoas 1 mills in 2017. The calendar for scheduled maintenance downtimes in Fibria’s mills up to 2019 is shown in the following chart: 12 months 15 months Sales volume totaled 1,475 thousand tons, 4% lower than in 2Q17. Compared to 3Q16, sales volume climbed 2%, due to a more positive market environment. Sales volume resulting from the agreement with Klabin totaled 148 thousand tons in 3Q17. In 3Q17, Europe accounted for 34% of net revenue, followed by Asia with 33%, North America with 24% and Latin America with 9%. 6 2019 1Q19 2Q19 3Q19 4Q19 2018 1Q18 2Q18 3Q18 4Q18 No maintenance downtime 2017 1Q17 2Q17 3Q17 4Q17 No maintenance downtime No maintenance downtime No maintenance downtime 2016 1Q16 2Q16 3Q17 4Q17 Mills Aracruz A Aracruz B Aracruz C Jacareí No maintenance downtime Três Lagoas 1 Três Lagoas 2 Veracel Export Market Pulp 1,309 1,363 1,293 -4% 1% 3,838 3,514 9% 5,277 Total sales 1,475 1,534 1,442 -4% 2% 4,316 3,920 10% 5,900 Production ('000 t) 3Q17 2Q17 3Q16 3Q17 vs 3Q17 vs 9M17 9M16 9M 17 vs. Last 12 Pulp 1,449 1,330 1,311 9% 11% 3,983 3,802 5% 5,203 Sales Volume ('000 t)

3Q17 Results Results Analysis 2Q17 3Q16 9M 16 months Export Market Pulp 2,552 2,505 2,062 2% 24% 6,921 6,313 10% 9,229 Portocel 24 24 21 -2% 11% 70 65 7% 94 Net revenue totaled R$2,844 million in 3Q17, 2% more than in 2Q17, due to the 8% increase in the average net price in dollars, partially offset by lower sales volume. Compared to 3Q16, revenue climbed 24% due to the 24% increase in the average net pulp price in dollars and higher sales volume. In both comparisons, the depreciation of the dollar against the real (2% and 3%, respectively) partially offset these increases. The cost of goods sold (COGS) fell 6% compared with 2Q17, chiefly due to lower sales volume and reduction of the production cash cost in 2Q17 and 3Q17. Compared to 3Q16, the 4% increase was primarily due to higher sales volume. The production cash cost was R$610/t in 3Q17, 8% less than in 2Q17, mainly as a result of i) lower wood costs (shorter transportation radius - 3Q17: 260km | 2Q17: 328km) related to a reduction of participation of third-party wood to 28% (2Q17: 34%); as well as the startup of the new Horizon 2 line; ii) the higher utilities result (electricity sale), partially offset by increased chemical and energy costs, due to higher prices and consumption, mainly due to the stratup of the new Horizonte 2 plant, among other factors, as detailed below. The 4% year-on-year reduction was due to the absence of scheduled maintenance downtimes, the higher utilities result (electricity sale) and the startup of the new Horizonte 2 line, partially offset by higher chemical and energy costs, among other minor factors, which are presented in the table below. Excluding the impact of the scheduled downtime in 3Q16, the production cash cost fell 2%. Inflation in the last twelve months, as measured by the IPCA consumer price index, stood at 2.5%. Cash Cost (R$/t) 660 638 610 Wood (lower distance from forest to mill; 3Q17: 260 km | 2Q17: 328 km) (34) Exchange rate (1) 3Q16 2Q17 3Q17 Cash Cost ex-Downtime (R$/t) 660 624 610 Higher results with utilities (energy sales, 3Q17: R$ 44/t | 3Q16: R$ 8/t) (38) Exchange rate (2) 3Q16 2Q17 3Q17 7 Others4 3Q17610 Maintenance downtimes(14) Pulp Cash CostR$/t 3Q16638 Higher price of chemicals and energy21 Others(3) 3Q17610 Higher results with utilities (energy sales, 3Q17: R$ 44/t | 2Q17: R$ 27/t)(19) Pulp Cash CostR$/t 2Q17660 Higher price of chemicals and energy7 Total2,8442,7752,3002%24%7,6937,0819%10,226 Total Pulp 2,8202,7512,2793%24%7,6237,0169%10,132 Net Revenues (R$ million)3Q172Q173Q163Q17 vs3Q17 vs9M179M169M 17 vs.Last 12 Dom es tic Market Pulp 2682462179%23%7017030%903

3Q17 Results Production Cash Cost - 3Q17 Production Cash Cost - 3Q16 (R$ 638/t) Other Fixed 4% Other Fixed Personnel 6% Maintenance 11% Personnel 5% 3% Maintenance 12% Other Variable 2% Energy 4% Wood 49% 21% Wood 51% Other Variable 4% 21% 79% 79% Energy 7% Chemicals 22% Chemicals 20% Variable costs Fixed costs Selling expenses totaled R$125 million in 3Q17, 5% less than in 2Q17, primarily due to lower sales volume and the positive exchange rate impact (devaluation of the average dollar against the real). Compared to 3Q16, the 9% increase was primarily due to higher sales volume. The selling expenses to net revenue ratio came to 4%, versus 5% in 2Q 17, while selling expenses per ton fell 1% over 2Q17 and rose 7% over 3Q16, due to the increased expenses with offshore terminals. General and administrative expenses (G&A) totaled R$72 million, 6% up on 2Q17, due to higher expenses with third-party services. Compared to 3Q16, there was a 6% upturn in expenses, as a result of higher expenses with salaries and benefits. The general and administrative expenses to net revenue ratio rose to 3% from 2% in 2Q17, while general and administrative expenses per ton were 10% and 3% higher than in 2Q17 and 3Q16, respectively. Other operating income (expenses) totaled an expense of R$34 million in 3Q17, versus an expense of R$242 million in 2Q17 and R$28 million in 3Q16. The quarter-on-quarter variation was chiefly due to the impact of the reappraisal of biological assets in the previous quarter. EBITDA (R$ million) and EBITDA Margin (%)(1) EBITDA/t 49% 45% 37% 947 1,256 3Q17 2Q17 3Q16 3Q17 2Q17 3Q16 EBITDA (R$ million) EBITDA (US$ million) EBITDA R$/ton EBITDA US$/ton (1) Excludes volume sold due to the agreement with Klabin 8 1,071 397 758 333 234 804 299 526 250 162

3Q17 Results Adjusted EBITDA totaled R$1,256 million in 3Q17, with a margin of 49% (excluding sales volume resulting from the agreement with Klabin). The 17% increase compared to 2Q17 was due to the 8% upturn in the average net price in dollars (3Q17: US$604/t | 2Q17: US$557/t) and lower cash COGS. Meanwhile, the 66% year-on-year upturn was due to the 24% increase in the average net price in dollars (3Q17: US$604/t | 3Q16: US$487/t) and higher sales volume. In both comparisons, the depreciation of the dollar against the real (2% and 3%, respectively) partially offset these increases. EBITDA/t, excluding Klabin's volumes, was R$947/t (US$299/t) in 3Q17, 18% and 80% up on 2Q17 and 3Q16, respectively, mainly due to an increase in pulp prices in dollars. The graph below shows the main variations in the quarter: EBITDA 3Q17 x 2Q17 R$ million 36 1,256 1.220 209 176 Adjuted EBITDA Non-recurring EBITDA 2Q17 Volume Price and Exchange Variation Cogs S&M G&A Other operational expenses EBITDA 3Q17 Non-recurring effects / non-cash ¹ Adjusted EBITDA 3Q17 2Q17 effects / non-cash (1)Write-down of property, plant and equipment, provisions for ICMS tax credit losses, equity income, tax credits, reappraisal of biol ogical assets and recovery of contingencies. Financial Result 2Q17 3Q16 9M 2016 Interest on financial investments 83 95 68 270 126 -13% 22% 114% Financial Expenses (232) (217) (175) (687) (428) 7% 33% 61% Interest - loans and financing (foreign currency) (111) (115) (79) (328) (239) -3% 41% 37% Monetary and Exchange Variations 377 (451) (50) 130 1,475 -184% -854% - Foreign Exchange Variations - Other (87) 44 39 (112) (275) -298% -323% - (1) Change in the marked to market (3Q17: R$ 279 million | 2Q17: R$ (193) million | 3Q16: R$ 5 million), added to received and paid adjustments. (2) Capitalized interest due to property, plant and equipment in progress. Income from interest on financial investments came to R$83 million in 3Q17, 13% down on 2Q17. Although the cash position was up 6% at the end of the quarter (excluding the mark-to-market of hedging instruments), financial income fell due to the higher concentration of cash in Brazil, which was impacted by the decline in interest rates in Brazil. Compared to 3Q16, income from interest on financial investments was 22% higher, due to the increased cash position resulting from the new funding operations in the period. Interest expenses on loans and financing totaled R$263 million in 3Q17, 5% less than in 2Q17, primarily due to the decline in the CDI rate, and 32% more than in 3Q16, as a result of higher gross debt and the increase in the Libor rate. 9 Other Financial Income / Expenses(2)(31)(36)(15)(80)(43)-14%107%-Net Financial Result456(789)(203)(2)1,813-158%-325%-Foreign Monetary and Exchange Variations - Debt464(495)(89)2421,750-194%-621%-Capitalized interest(2) 31602413670---Interest - loans and financing (local currency)(152)(162)(120)(495)(259)-6%27%91% Hedging(1)258(180)(31)365683---(R$ million)3Q172Q173Q169M20179M20163Q17 vs3Q17 vs 9M 2017 vs Financial Income (including hedge result)341(85)37635809---1.071 1106 830 (4) (240) (106)

3Q17 Results The 3Q17 financial result was positive by R$456 million, versus a negative R$789 million in 2Q17 and a negative R$203 million in 3Q16. The variation from 2Q17 and 3Q16 was mostly due to the exchange rate effect on the debt position and the hedge result. Foreign-exchange gain on debt came to R$464 million in 3Q17, due to the 4.2% appreciation of the real against the dollar (3Q17: R$3.1680 | 2Q17: R$3.3082). In 2Q17, this impact was negative by R$495 million, due to the 4.4% depreciation of the real against the dollar (2Q17: R$3.3082 | 1Q17: R$3.1684). On September 30, 2017, the mark-to-market of derivative financial instruments was positive by R$329 million (a positive R$265 million from operational hedging, a negative R$107 million from debt hedging, and a positive R$171 million from embedded derivatives), versus a positive R$50 million on June 30, 2017, giving a positive variation of R$279 million. This positive variation was due to the decline in the foreign exchange coupon curve, which had a positive impact on the short legs of the swap transactions (debt hedges), and the appreciation of the real against the dollar compared with the second quarter (3Q17: R$3.1680 | 2Q17: R$3.3082). Cash disbursements from transactions that matured in the period totaled R$20 million (a negative R$93 million from debt hedges and a positive R$73 million from operational hedges). The following table shows Fibria’s derivative hedge position at the close of September: Swaps Maturity Receive US Dollar Libor (1) Brazilian Real CDI (2) Brazilian Real TJLP (3) Brazilian Fixed (4) Brazilian Real IPCA (5) dec/19 aug/20 dec/17 jul/19 aug/23 $ 510 R$ 344 R$8 R$ 131 R$ 844 $ 522 R$ 604 R$ 16 R$ 150 R$ 844 R$ 1,598 R$ R$ R$ R$ R$ 1,705 1,051 16 138 911 R$ R$ R$ R$ 576 8 123 926 Pay US Dollar Fixed (1) US Dollar Fixed (2) US Dollar Fixed (3) US Dollar Fixed (4) Brazilian Real CDI (5) dec/19 aug/20 dec/17 jul/19 aug/23 $ $ $ $ 510 175 5 58 $ $ $ $ $ 522 310 10 67 844 R$ (1,596) R$ (1,704) R$ (1,304) R$ R$ R$ R$ (698) (16) (171) (857) R$ R$ R$ (34) (202) (863) R$ 844 US Dollar Options up to 15M $ 2,341 $ 2,741 R$ 265 R$ 136 Receive US Dollar Fixed jan/35 $ 780 $ 791 R$ 171 R$ 200 Pay US Dollar CPI jan/35 $ 780 $ 791 R$ - R$ - 10 Net (a+b+c+d)R$329 R$50 Embedded Derivatives Total (d)R$171 R$200 Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements Options Total (c)R$265 R$136 Option Pay Total (b)R$ (3,338) R$ (4,107) Net (a+b)R$ (107) R$ (286) Receive Total (a)R$ 3,231 R$ 3,821 Notional (MM)Fair Value Sep/17 Jun/17Sep/17Jun/17

3Q17 Results Zero-cost collar operations remained appropriate in the current exchange scenario, especially due to the volatility of the dollar, as they lock the exchange rate at levels favorable to the Company while also limiting negative impacts in the event of a significant depreciation of the real. These instruments allow for the protection of a foreign exc hange band favorable to cash flows, within which Fibria does not pay or receive the amount of the adjustments. In addition to protecting the Company in these scenarios, this feature also allows it to achieve greater benefits in terms of export revenues sho uld the dollar move up. Currently, these operations have a maximum term of 15 months, covering 32% of net foreign exchange exposure, and their sole purpose is to protect cash flow exposure. The following table shows the instrument’s exposure up to the contract expiration date and the respective average strikes per quarter: Derivative instruments used to hedge debt (swaps) are designed to transform real-denominated debt into dollar-denominated debt or protect existing debt against adverse swings in interest rates. Consequently, all of the swap asset legs are matched with the flows of the respective hedged debt. The fair value of these instruments corresponds to the net present value of the expected flows until maturity (average of 47 months in 3Q17) and therefore has a limited cash impact. The forestry partnership and standing timber supply contracts entered into on December 30, 2013 are denominated in U.S. dollars per cubic meter of standing timber, adjusted in accordance with U.S. inflation measured by the CPI (Consumer Price Index), which is not related to inflation in the areas where the forests are located, constituting, therefore, an embedded derivative. This instrument, presented in the table above, is a sale swap of the variations in the U.S. CPI for the period of the above-mentioned contracts. See note 5 of the 3Q17 financial statements for more details and a sensitivity analysis of the fair value in the event of a substantial variation in the U.S. CPI. All financial instruments were entered into in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with the B3 (Brasil, Bolsa, Balcão), which only have a cash impact on their respective maturities and amortizations. The Company’s Governance, Risk and Compliance executive area is responsible for the verification and control of positions involving market risk and reports functionally directly and independently to the Chairman of the Board of Directors, ensuring implementation of the policy. Fibria’s Treasury area is responsible for executing and managing the financial operations. Net Result Fibria recorded net income of R$743 million in 3Q17, versus a loss of R$259 million in 2Q17 and net income of R$32 million in 3Q16. The variation from 2Q17 and 3Q16 was primarily due to the positive financial result and higher operating income. Year-to-date net income totaled R$ 813 million. Analyzing the result in terms of earnings per share, i.e. excluding depreciation, depletion and monetary and exchange variations (see the reconciliation on page 23), the indicator was 18% higher than in 2Q17, due to the increased average net price in dollars. The 66% year-on-year increase was also largely due to higher pulp prices in dollars. The chart below shows the main factors impacting the 3Q17 net result, beginning with EBITDA in the same period: 11 Settled in Maturity in Maturity in Maturity in Maturity in Maturity in Total a 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 vencer Notional (USD MM) 400 420 502 544 460 415 2,341 Strike put avg. 3.30 3.37 3.22 3.15 3.15 3.18 3.21 Strike call avg. 5.33 5.60 4.52 4.48 4.30 4.40 4.64 Cash impact on settlement (R$ million) 73 - - - - - -

3Q17 Results Net Income (R$ million) 259 464 (149) 1,256 (394) Adjusted EBITDA 3Q17 Exchange variation debt MtM derivatives Net Interest Deprec.,amortiz.and depletion Income tax Other ¹ Net Income 3Q17 (1)Includes other foreign exchange and monetary variations, other financial income/expenses and other operating income/expenses. Indebtedness Jun/17 Gross Debt R$ million 19,051 18,788 14,192 1% 34% Gross Debt in US$(1) R$ million 11,500 12,360 10,388 -7% 11% Cost of debt (foreign currency) (2) % p.a. 4.2% 4.2% 3.6% 0.0 p.p. 0.6 p.p. Short-term debt % 8% 8% 11% -0 p.p. -3 p.p. Cash and market securities in US$ R$ million 2,293 2,613 890 -12% 158% Cash and cash Equivalents (3) R$ million 6,813 6,184 3,572 10% 91% Net Debt/EBITDA (in US$) x 3.24 3.85 2.33 -0.6 0.9 (1) Includes BRL to USD sw ap contracts. The original debt in dollars w as R$ 10,830 million (57% of the total debt) and debt in reais w as R$ 8,221 million (43% of the debt) (2 The costs are calculated considering the debt sw ap (3) Includes the f air value of derivative instruments (4) For covenant purposes On September 30, 2017, gross debt stood at R$19,051 million, R$263 million, or 1%, up on the close of 2Q17. The chart below shows the changes in gross debt during the quarter: Gross Debt (R$ million) 1,092 263 19,051 18,788 Gross Debt Jun/2017 Loans Principal Payment Interest Payment Interest Accrual Foreign Exchange Variation Others Gross Debt Sep/2017 12 (320) (303) (464) (5) Net Debt/EBITDA (in US$)(4) x 3.28 3.75 2.64 -0.5 0.6 Net Debt R$ million 12,238 12,604 10,620 -3% 15% Fair value of derivative instruments R$ million 329 50 (4) - - Cash and market securities in R$ R$ million 4,191 3,521 2,686 19% 56% Cost of debt (local currency) (2) % p.a. 8.3% 9.1% 10.7% -0.8 p.p. -2.4 p.p. Average maturity months 54 55 49 -1 5 Gross Debt in R$ R$ million 7,551 6,428 3,804 17% 98% Unit Sep/17 Jun/17 Sep/16 Sep/17 vs Sep/17 vs Sep/16 (538) 743 (156)

3Q17 Results The financial leverage ratio in dollars fell to 3.28x and in reais to 3.24x on September 30, 2017 (versus 3.75x in US$ and 3.85x in R$ in 2Q17), below the financial policy limit. The total average cost¹ of Fibria’s dollar debt was 3.5% p.a. (June/17: 3.7% p.a. | Sept/16: 3.3% p.a.) comprising the average cost of local currency bank debt of 8.3% p.a. (June/17: 9.1% p.a. | Sept/16: 10.7% p.a.), which fell due to the decline in the future DI interest rate curve, and the cost in dollars of 4.2% p.a. (June/17: 4.2% p.a. | Sept/16: 3.6% p.a.). The graphs below show Fibria’s indebtedness by instrument, indexing unit and currency (including debt swaps): Gross Debt by Index Gross Debt by Currency² Gross Debt by Type 8% 23% 25% 22% 26% 2% 6% 60% 9% 23% 38% 14% Pre-Payment Bond Finnvera ARC ACC BNDES NCE Others Libor TJLP Others Pre Fixed CDI Local currency Foreign currency (1)Total average cost, considering debt in reais adjusted by the market swap curve. (2)Considers the debt with swap in foreign currency The average maturity of the total debt was 54 months in Sept/17 versus 55 months in June/17 and 49 months in Sept/16. The graph below shows the amortization schedule of Fibria’s total debt: Amortization Schedule (R$ million) 8,371 Revolver 3,032 2,619 Cash on hand 2,284 2,227 2,105 2,033 1,990 1,882 2,026 360 124 Liquidity2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Foreign Currency Local Currency Cash and cash equivalents closed September 30, 2017 at R$6,813 million, including the mark-to-market of hedging instruments totaling a positive R$329 million. Excluding this impact, 65% of cash was invested in local currency in government bonds and fixed-income securities, and the remainder in short-term investments abroad. The Company has two unused revolving credit facilities totaling R$1,887 million, one of which in local currency totaling R$1 billion, available until 2021, at the CDI plus 2.5% p.a. when utilized (0.40% p.a. when on stand-by), and one in foreign currency totaling US$280 million, available until 2018, at a cost of 1.55% p.a. to 1.70% p.a. plus the three -month Libor when utilized (35% of this spread when on stand-by). These funds, despite not being utilized, help improve the Company’s liquidity. Given the current cash position of R$6,484 million, these lines totaling R$1,887 million have resulted 13 1,887 6,484 1,840 442 2,590 1,669 1,089 58 2,169 437 480 1,360 950 1,016 1,806

3Q17 Results in an immediate liquidity position of R$8,371 million. As a result, the cash to short-term debt ratio (including these stand-by credit facilities) closed September 30, 2017 at 5.3x. The graph below shows the evolution of Fibria’s net debt and leverage since September 2016: Net Debt / EBITDA (x) 3.85 3.75 3.79 3.63 3.28 3.24 3.30 3.06 (R$) 2.64 2.33 (US$) 12,604 12,238 10,620 Sep/16 Dec/16 Mar/17 Jun/17 Sep/17 Net Debt (R$ million) Net Debt (US$ million) Capital Expenditure 2Q17 3Q16 9M16 months Forest Expansion - H2 Project 60 52 33 176 82 14% 85% 115% 231 Subtotal Expansion 772 544 1,099 2,192 2,902 42% -30% -24% 3,323 Forestry Renewal 411 366 418 1,093 1,086 12% -2% 1% 1,501 Subtotal Maintenance 517 500 555 1,477 1,413 3% -7% 5% 2,091 Pulp logistics 14 9 1 34 120 68% 1674% -71% 36 Capex totaled R$1,303 million in 3Q17, 24% higher than 2Q17 and 21% lower than 3Q16, both of which are related to the investment intensity of the Horizonte 2 Project. Horizonte 2 On August 23, occurred the startup of the operation of the new production line of bleached eucalyptus pulp, the object of Horizonte 2 project, located in Três Lagoas, Mato Grosso do Sul, the largest single pulp line in the world, will add 1.95 million tons per year to the Company's productive capacity, with a surplus energy generation of 130 MW h. The startup of the operation was anticipated in approximately 2 months, with a reduction in total capex from R$7.7 billion to R$7.3 billion and capex inside the fence US$947/t. The learning curve up to September 30 was higher than expected, 14 Total Capex 1,303 1,053 1,655 3,706 4,434 24% -21% -16% 5,454 Land purchase 0 - - 3 - 0% 0% 0% 3 Maintenance, IT, R&D, Modernization Maintenance IT R&D Modernization 94 120 129 352 309 -22% -27% 14% 546 79 88 88 264 239 -11% -10% 11% 396 3 2 4 6 7 70% -33% -22% 17 2 0 1 2 2 - 23% -8% 3 10 30 35 80 61 -66% -71% 32% 129 Safety/Environment 11 14 8 32 18 -16% 37% 72% 44 Expansion - Others 0 1 2 2 5 -88% -92% -69% 3 (R$ million) 3Q17 2Q17 3Q16 9M17 9M16 3Q17 vs 3Q17 vs 9M17 vs Last 12 Industrial Expansion - H2 Project 712 490 1,065 2,015 2,815 45% -33% -28% 3,089 11,43511,366 3,810 3,863 3,509 3,587 3,272

3Q17 Results with production of 124 thousand t, 53% higher than expected. The new plant is already contributing to the reduction of the Company's production cash cost, increasing its structural competitiveness in the industry. Free Cash Flow (-) Total Capex (1,307) (1,053) (1,655) (3,709) (4,434) (5,457) (-) Interest (paid)/received (209) (273) (60) (516) (250) (706) (+/-) Working Capital 32 (26) 329 288 394 648 Dividends 0 395 0 395 304 397 and logistic projects Free cash flow was positive by R$549 million in 3Q17 (excluding the capex effect of the H2 Project, dividends and pulp logistics projects), versus a positive R$259 million in 2Q17 and a positive R$402 million in 3Q16. The quarter-on-quarter and year-on-year increase was mainly due to higher EBITDA. Considering free cash flow before Horizonte 2 Project capex, dividend payments, land purchases and pulp logistics, the free cash flow yield stood at 6,7% in R$ and 6,6% in US$. ROE and ROIC In regard to return metrics, it is worth noting certain adjustments in the accounting indicator, given the differences in accounting treatment under IFRS (CPC 29 | IAS 41). 2Q17 3Q16 IAS 41 adjustments R$ million 65 44 (221) 50% -130% Shareholders' Equity (adjusted) - average(1) R$ million 14,083 13,940 13,904 1% 1% Capex ex-H2 Project LTM(2) R$ million (1,968) (2,137) (1,862) -8% 6% Income Tax LTM R$ million (43) (101) (116) -58% -63% (1) Average of the last f our quarters. (2) Calculation excludes H2 expansion Project, modernization, pulp logistics project and the land purchase occurred in 4Q15. 15 ROE%7.5%3.5%16.1%4.1 p.p.-8.6 p.p. Adjusted Income LTMR$ million 1,0594832,239 119%-53% Net interest LTMR$ million (706)(557)(342) 27%106% Adjusted EBITDA LTMR$ million 3,7753,2774,560 15%-17% Shareholders' Equity (adjusted)R$ million 14,68113,91714,108 5%4% Return on EquityUnit3Q172Q173Q163Q17 vs3Q17 vs Shareholders' EquityR$ million 14,61613,87414,329 5%2% Pulp logistics 14 9 1 34 120 37 Free Cash Flow ex-Project H2, dividends 549 259 402 1,234 1,549 1,576 (+/-) Others (1) (2) (2) 3 (24) 2 Free Cash Flow (237) (688) (696) (1,385) (1,772) (2,178) Project H2 Capex 772 543 1,097 2,190 2,897 3,320 (-) Income tax (9) (9) (67) (27) (91) (43) (-) Dividends 0 (395) 0 (395) (304) (397) (R$ million) 3Q17 2Q17 3Q16 9M17 9M16 LTM Adjusted EBITDA 1,256 1,071 758 2,971 2,937 3,775

3Q17 Results 2Q17 3Q16 Total Asset R$ million 38,199 36,839 32,067 4% 19% Property, plant and equipment in progress (1 R$ million (832) (6,012) (3,386) -86% -75% Adjustment CPC 29 R$ million 99 66 (335) 50% -130% Capex ex-H2 Project LTM (3) R$ million (1,968) (2,137) (1,862) -8% 6% Adjusted Income LTM R$ million 1,765 1,040 2,582 70% -32% (1) Includes allocation in Intangible Assets of the operate Macuco Terminal in Santos, not yet operational. (2) Average of the last f our quarters. (3) Calculation excludes H2 expansion Project, modernization, pulp logistics project and the land purchase occurred in 4Q15. Capital Market Equities Average Daily Trading Volume (US$ million) Average Daily Trading Volume (million shares) 200 180 160 140 120 100 80 60 40 20 0 16 14 12 10 8 6 4 2 0 Jul-17 Aug-17 Sep-17 Jul-17 Aug-17 Sep-17 BM&FBovespa NYSE BM&FBovespa NYSE Fibria’s average daily financial volume averaged US$38.8 million, up by 7% in the same period, US$21.7 million of which on the B3 and US$17.1 million on the NYSE. The average daily traded volume in 3Q17 was approximately 3.3 million shares, 8% lower than in 2Q17. Free Float Total (NYSE +B3) Votorantim S.A 162,974,335 29.42 Locais (Brasil) 17.55% Treasury 854,035 0.15 Estrangeiros 82.45% Free Float 228,989,175 41.34 On September 30, 2017, the Company's capital stock was represented by 553,934,646 common shares. The number of shares outstanding was 228,989,175, traded on the São Paulo Stock Exchange (B3) and on the New York Stock Exchange (NYSE), of which 854,035 were treasury shares. Fibria’s market capitalization came to R$23.7 billion on September 30, 2017. Free float stood at 41.34% of total shares in 3Q17 (82% - foreign investors and 18% - local investors). 16 TOTAL 553,934,646 100.00 Board of Directors, Fiscal Council and Executive Officers 34,420 0.01 BNDESPar 161,082,681 29.08 Shareholders Structure Common Shares % Daily average: 3.3 million shares Daily average: US$ 38.8 million ROICR$ million6.3%4.0%10.4%2.3 p.p.-4.1 p.p. Income Tax LTM R$ million (43)(101)(116)-58%-63% Adjusted EBITDA LTM R$ million 3,7753,2774,56015%-17% Adjusted Invested Capital (2)R$ million 27,92525,91824,789 8%13% Invested CapitalR$ million32,83426,65025,13623%31% Liabilities (ex-debt)R$ million(4,533)(4,177)(3,545)9%28% Return on Invested CapitalUnit3Q172Q173Q163Q17 vs3Q17 vs

3Q17 Results Fixed Income Unit Sep/17 Jun/17 Sep/16 Jun/17 Sep/16 Fibria 2024 - PriceUSD/k 107.6 104.6 104.0 3% 3% Fibria 2027 - PriceUSD/k 106.1 102.4 - - - Sustainability The Company was included in the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets) for the fifth time and was also the only company chosen among the seven that took part in the selection. The announcement of the 2017-2018 portfolios of the Dow Jones Sustainability Index was made on September 7 by RobecoSAM. 17 UST-Treasury 10 y%2.32.31.6 0.0 p.p. 0.7 p.p. Fibria 2027 - Yield%4.75.2-- - Sep/17 vs Sep/17 vs Fibria 2024 - Yield%3.94.54.6 -0.5 p.p. -0.7 p.p.

3Q17 Results Appendix I – Revenue x Volume x Price* Domestic Sales 165,990 171,052 267,738 245,577 1,613 1,436 510 447 (3.0) 9.0 12.3 14.1 Domestic Sales 165,990 148,836 267,738 217,042 1,613 1,458 510 449 11.5 23.4 10.6 13.6 Domestic Sales 477,851 405,412 701,273 703,045 1,468 1,734 462 488 17.9 (0.3) (15.4) (5.3) * Excludes Portocel 18 Foreign sales3,838,0743,513,7716,920,9636,312,6611,8031,7975685069.29.60.412.3 T otal4,315,9243,919,1837,622,2367,015,7061,7661,79055650410.18.6(1.3)10.3 9M17 vs. 9M16Sales (T ons)Net Revenue (R$ 000)Price (R$/T on)Price (US$/T on)9M17 vs 9M16 (%) 9M179M169M179M169M179M169M179M16T onsRevenue Avg. Price (R$) Avg. Price (US$) Pulp Foreign Sales1,309,0481,293,1602,552,2072,061,5041,9501,5946164911.223.822.325.5 T otal1,475,0371,441,9962,819,9452,278,5461,9121,5806044872.323.821.024.0 3Q17 vs 3Q16Sales (T ons)Net Revenue (R$ 000)Price (R$/T on)Price (US$/T on)3Q17 vs 3Q16 (%) 3Q173Q163Q173Q163Q173Q163Q173Q16T onsRevenue Avg. Price (R$) Avg. Price (US$) Pulp Foreign Sales1,309,0481,363,0112,552,2072,505,2131,9501,838616572(4.0)1.96.17.7 T otal1,475,0371,534,0632,819,9452,750,7901,9121,793604557(3.8)2.56.68.4 3Q17 vs 2Q17Sales (T ons)Net Revenue (R$ 000)Price (R$/T on)Price (US$/T on)3Q17 vs 2Q17 (%) 3Q172Q173Q172Q173Q172Q173Q172Q17T onsRevenue Avg. Price (R$) Avg. Price (US$) Pulp

3Q17 Results Appendix II – Income Statement Net Revenue 2,844 100% 2,775 100% 2,300 100% 2% 24% Foreign Sales 2,552 90% 2,505 90% 2,062 90% 2% 24% Cost related to production (1,688) -59% (1,788) -64% (1,610) -70% -6% 5% General and administrative (72) -3% (68) -2% (68) -3% 6% 6% Equity (0) 0% 0 0% 0 0% -200% -555% Current Income taxes expenses (4) 0% (28) -1% (14) -1% -87% -74% Net Income (Loss) attributable to controlling equity interest 742 26% (262) -9% 29 1% -383% 2492% Depreciation, amortization and depletion 538 19% 544 20% 484 21% -1% 11% Fair Value of Biological Assets - 0% 211 8% - 0% 0% - Accruals for losses on ICMS credits 31 1% 22 1% 33 1% 45% -5% (*) Calculation excludes pulp sales from agreement hith Klabin Net Revenue 7,693 100% 7,081 100% 9% Foreign Sales 6,921 90% 6,313 89% 10% Cost related to production (5,001) -65% (4,360) -62% 15% Selling and marketing (362) -5% (346) -5% 5% Financial Result (2) 0% 1,814 26% -100% Other operating (expenses) income (222) -3% (176) -2% 26% Current Income taxes expenses (51) -1% (36) -1% 42% Net Income (Loss) attributable to controlling equity interest 807 10% 1,747 25% -54% Depreciation, amortization and depletion 1,518 20% 1,403 20% 8% Fair Value of Biological Assets 223 3% 108 2% 107% Accruals for losses on ICMS credits 77 1% 75 1% 3% (*) Calculation excludes pulp sales from agreement hith Klabin 19 EBIT DA margin pro-forma 2,971 44% 2,937 45% 1% Tax Incentive (4) 0% (12) 0% -65% EBIT DA adjusted 2,971 39% 2,937 41% 1% Property, Plant and Equipment disposal (41) -1% 22 0% -280% EBIT DA 2,716 35% 2,744 39% -1% Equity 0 0% 1 0% 0% Net Income (Loss) attributable to non-controlling equity interest 6 0% 8 0% -21% Deffered Income taxes expenses (331) -4% (1,363) -19% -76% Net Income (Loss) 813 11% 1,755 25% -54% LAIR 1,196 16% 3,154 45% -62% Equity (0) 0% (1) 0% 0% General and administrative (199) -3% (202) -3% -1% Freight (711) -9% (657) -9% 8% Operating Profit 1,981 26% 2,064 29% -4% Cost of sales (5,712) -74% (5,017) -71% 14% Domestic Sales 772 10% 768 11% 0% Income Statement - Consolidated (R$ million) 9M17 9M16 2017 vs 2016 R$ AV% R$ AV% (%) EBIT DA margin pro-forma 1,256 49% 1,071 45% 758 37% 17% 66% Tax Credits/Reversal of provision for contingencies (2) 0% (2) 0% (9) 0% 2% - EBIT DA adjusted (*) 1,256 44% 1,071 39% 758 33% 17% 66% Fixed Assets disposals 7 0% 10 0% 11 0% -29% -33% EBIT DA 1,219 43% 830 30% 724 31% 47% 68% Equity 0 0% (0) 0% (0) 0% -200% -555% Net Income (Loss) attributable to non-controlling equity interest 1 0% 3 0% 3 0% -64% -65% Deffered Income taxes expenses (391) -14% 272 10% 9 0% -244% -4541% Net Income (Loss) 743 26% (259) -9% 32 1% - - Other operating (expenses) income (34) -1% (242) -9% (28) -1% -86% 22% Operating Income 1,137 40% (503) -18% 37 2% - - Financial Result 456 16% (789) -28% (203) -9% -158% -324% Freight (242) -9% (259) -11% (240) -10% -7% 1% Operating Profit 913 32% 728 26% 450 20% 25% 103% Selling and marketing (125) -4% (131) -5% (115) -5% -5% 9% Cost of sales (1,931) -68% (2,047) -74% (1,849) -80% -6% 4% Domestic Sales 291 10% 270 10% 238 10% 8% 22% INCOME ST AT EMENT - CONSOLIDAT ED (R$ million) 3Q17 2Q17 3Q16 3Q17 vs 2Q17 3Q17 vs 3Q16 R$ AV% R$ AV% R$ AV% (%) (%)

3Q17 Results Appendix III – Balance Sheet Cash and cash equivalents 2,845 3,096 2,660 Short-term debt 1,572 1,580 1,138 Derivative instruments 260 210 257 Trade Accounts Payable 2,860 2,471 1,867 Inventories 2,060 1,834 1,638 Tax Liability 157 93 86 Others 184 127 150 Others 125 126 122 NON CURRENT 4,337 4,426 4,759 NON CURRENT 18,545 18,361 16,600 Derivative instruments 304 303 242 Accrued liabilities for legal proceedings 210 214 190 Recoverable taxes 1,929 1,721 1,718 Derivative instruments 100 273 235 Assets avaiable for sale - - 598 Others 323 279 274 Property, plant & equipment , net 14,954 14,369 13,107 Issued Share Capital 9,729 9,729 9,729 Intangible assets 4,580 4,567 4,576 Statutory Reserve 2,421 2,486 2,421 Treasury stock (26) (27) (10) T OT AL SHAREHOLDERS' EQUIT Y 14,616 13,874 13,818 20 T OT AL ASSET S 38,199 36,839 34,440 T OT AL LIABILIT IES 38,199 36,839 34,440 Equity attributable to non-controlling interests 73 72 67 Equity valuation adjustment 2,405 1,601 1,600 Biological assets 4,315 4,242 4,352 Capital Reserve 13 13 11 Investments 146 133 130 Equity attributable to shareholders of the Company 14,543 13,802 13,751 Others 304 337 319 Fostered advance 648 657 664 Assets avaiable for sale - - 477 Deferred income taxes 987 1,246 1,211 Deferred income taxes , net 434 386 409 Marketable securities 165 162 6 Long-term debt 17,479 17,208 15,014 Recoverable taxes 250 346 144 Dividends and Interest attributable to capital payable 2 2 397 Trade accounts receivable, net 794 612 635 Payroll and related charges 187 142 168 Securities 3,474 2,876 2,033 Derivative Instruments 135 190 246 BALANCE SHEET (R$ million) ASSET S Set/17 Jun/17 Dec/16 LIABILIT IES Set/17 Jun/17 Dec/16 CURRENT 9,867 9,102 7,517 CURRENT 5,039 4,605 4,023

3Q17 Results Appendix IV – Cash Flow Adjusted by (377) 451 49 (130) (1,475) (+) Foreign exchange losses, net 0 (0) (0) 0 1 (+) Equity in losses of jointly-venture 7 10 10 (41) 22 (+) (Gain)/loss on disposal of property, plant and equipment 232 217 175 687 427 (+) Interest expense 9 7 (3) 25 6 (+) Provisions and other Decrease (increase) in assets Inventories (107) 63 (31) (155) (141) Other assets/advances to suppliers (38) (12) (62) (45) (69) Trade payable 442 75 414 998 706 Payroll, profit sharing and related charges 45 29 30 19 (15) Cash provided by operating activities Interest paid (303) (336) (93) (745) (360) Acquisition of property, plant and equipment and intangible assets and forests (1,299) (1,042) (1,642) (3,687) (4,380) Marketable securities, net (631) (365) (88) (1,611) (954) Derivative transactions settled (20) 12 (36) 55 (141) Capital Increase - - (1) - (3) Others - - - - - Borrowings 1,073 245 1,745 3,713 5,225 Dividendos pagos (0) (395) (0) (395) (304) Other 2 2 (1) 5 (4) Effect of exchange rate changes on cash and cash equivalents (111) 77 0 (97) (129) Cash and cash equivalents at beginning of year 3,096 4,056 665 2,660 1,078 21 Cash and cash equivalents at end of year 2,845 3,096 1,134 2,845 1,134 Net increase (decrease) in cash and cash equivalents (251) (960) 469 185 56 NET CASH USED IN FINANCING ACT IVIT IES 756 (397) 1,287 2,621 2,742 Repurchase of shares (0) (2) (0) Repayments - principal amount (320) (234) (457) (686) (2,176) NET CASH USED IN INVEST ING ACT IVIT IES (1,967) (1,400) (1,777) (5,058) (5,523) Cash flows from financing activities Proceeds from sale of investment - Losango Project - - - 202 - Acquisition of interest in subsidary (19) - - (19) - Proceeds from sale of property, plant and equipment 10 6 3 24 9 Advances for acquisition of timber from forestry partnership program (7) (11) (13) (22) (54) Income taxes paid (9) (9) (67) (27) (91) NET CASH PROVIDED BY OPERAT ING ACT IVIT IES 1,070 760 959 2,718 2,966 Cash flows from investing activities Interest received 94 63 33 229 110 Other payable 45 (8) 7 50 26 Taxes payable (12) (20) 93 (33) (367) Increase (decrease) in liabilities Recoverable taxes (144) (112) (210) (392) 86 Trade accounts receivable (199) (41) 87 (155) 168 (+) Program Stock Options 1 1 1 2 (5) (+) Impairment of recoverable ICMS 31 22 33 77 75 (+) Interest and gain and losses in marketable securities (64) (72) (62) (218) (118) (+) Fair value of biological assets - 211 - 223 108 (+) Change in fair value of derivative financial instruments (258) 180 31 (365) (683) (+) Depreciation, depletion and amortization 538 544 484 1,518 1,403 INCOME (LOSS) BEFORE T AXES ON INCOME 1,137 (503) 37 1,196 3,154 UNAUDIT ED CONSOLIDAT ED ST AT EMENT OF CASH FLOW (R$ million) 3Q17 2Q17 3Q16 9M17 9M16

3Q17 Results Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012) (+/-) Financial results, net (456) 789 203 (+) Depreciation, amortization and depletion 538 544 484 (+) Equity 0 0 (0) (+/-) Loss (gain) on disposal of property, plant and equipment 7 10 11 (-) Tax credits/reversal of provision for contingencies (2) (2) (9) EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA in accordance with CVM Instruction 527 of October 4, 2012, adding or subtracting from this amount equity income, provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or an indicator of liquidity for the periods presented. 22 EBITDA Adjusted 1,256 1,071 758 (+) Accrual for losses on ICMS credits 31 22 33 (-) Fair Value of Biological Assets - 211 - EBITDA 1,219 830 724 (+) Taxes on income 394 (244) 5 Adjusted EBITDA (R$ million) 3Q17 2Q17 3Q16 Income (loss) of the period 743 (259) 32

3Q17 Results Appendix VI – Economic and Operational Data 2Q17 3Q16 1Q17 Closing 3.1680 3.3082 3.1684 3.2462 -4.2% -2.4% 4.4% 2Q17 3Q16 months Europe 34% 34% 35% 0 p.p. -1 p.p. 33% Asia 33% 36% 31% -3 p.p. 2 p.p. 37% 2Q16 3Q16 months Net Debt / Adjusted EBITDA (LTM*) (US$) 3.28 3.75 2.64 Cash + EBITDA (LTM*) / Short-term Debt 6.74 6.00 5.39 *LTM: Last tw elve months (+) Depreciation, depletion and amortization 538 544 484 (+) Change in fair value of derivative financial instruments (258) 180 31 (+) Change in fair value of biological assets - 211 - (+) Interest on Securities, net (64) (72) (62) (+) Accruals for losses on ICMS credits 31 22 33 (+) Stock Options program 1 1 1 23 Cash earnings (R$ million) 1,256 1,069 756 Outstanding shares (million) 554 554 554 Cash earnings per share (R$) 2.3 1.9 1.4 (+) Provisions and other 9 7 (3) (+) Interest on loan accrual 232 217 175 (+) Loss (gain) on disposal of Property, Plant and Equipment 7 10 10 (+) Equity 0 (0) (0) (+) Unrealized foreign exchange (gains) losses, net (377) 451 49 Reconciliation - net income to cash earnings (R$ million) 3Q17 2Q17 3Q16 Net Income (Loss) before income taxes 1,137 (503) 37 Total Debt / Total Capital (gross debt + net equity) 0.57 0.50 0.50 Financial Indicators Sept/17 Jun/17 Sept/16 Net Debt / Adjusted EBITDA (LTM*) (R$) 3.24 3.85 2.33 Pulp price - FOEX BHKP (US$/t) 3Q16 2Q16 3Q16 3Q16 vs 3Q16 vs Last 12 Europe 872 779 672 12% 30% 747 China 653 569 499 15% 31% 589 Brazil / Others 9% 10% 10% -1 p.p. -1 p.p. 10% North America 24% 20% 23% 4 p.p. 1 p.p. 20% Pulp net revenues distribution, by region 3Q17 2Q17 3Q16 3Q17 vs 3Q17 vs Last 12 Average 3.1640 3.2166 3.1451 3.2460 -1.6% -2.5% 2.3% Exchange Rate (R$/US$) 3Q17 2Q17 1Q17 3Q16 3Q17 vs 2Q17 vs 2Q17 vs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2017

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO